SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             _____________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)




                       Blue Rock Market Neutral Fund, LLC
-------------------------------------------------------------------------------
                                (Name of Issuer)



                              Membership Interests
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                      N/A
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                November 1, 2004
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

------------------------------                 ---------------------------------
CUSIP No.  N/A                      13G                   Page 2 of 5 Pages
------------------------------                 ---------------------------------

-------- -----------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mafco Holdings Inc. Master Trust       I.R.S. ID No. 36-7370049
-------- -----------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]

                                                                       (b)  [ ]
-------- -----------------------------------------------------------------------
  3.     SEC USE ONLY


-------- -----------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States of America
-------- -----------------------------------------------------------------------
                             5. SOLE VOTING POWER                  $12,827,686
    NUMBER OF
     SHARES    ------ ----------------------------------------------------------
  BENEFICIALLY               6. SHARED VOTING POWER                0
    OWNED BY
EACH REPORTING ------ ----------------------------------------------------------
   PERSON WITH               7. SOLE DISPOSITIVE POWER             $12,827,686

               ------ ----------------------------------------------------------
                             8. SHARED DISPOSITIVE POWER           0

-------- -----------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          $12,827,686

-------- -----------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   N/A

-------- -----------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         30.93%

-------- -----------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*                                 EP

-------- -----------------------------------------------------------------------

Item 1(a).      Name of Issuer:
----------      --------------

                Blue Rock Market Neutral Fund, LLC

Item 1(b).      Address of Issuer's Principal Executive Offices:
----------      -----------------------------------------------

                c/o Blue Rock Advisors, Inc.
                3915 IDS Center
                80 South Eighth Street
                Minneapolis, MN 55402

Item 2(a).      Names of Persons Filing:
----------      -----------------------

                Mafco Holdings Inc. Master Trust

Item 2(b).      Address of Principal Business Office or, if none, Residence:
----------      -----------------------------------------------------------
                237 Park Avenue
                New York, NY 10017

Item 2(c).      Citizenship:
----------      -----------

                Delaware, United States of America

Item 2(d).      Title of Class of Securities:
----------      ----------------------------

                Membership Interests

Item 2(e).      CUSIP Number:
----------      ------------

                N/A

Item 3.         If This Statement is Filed Pursuant to Rule 13d-1(b),
------          or 13d-2(b) or (c), Check Whether the Person Filing is:
                ------------------------------------------------------

                [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(f).

Item 4.         Ownership:
-------         ---------

         (a)    Amount Beneficially Owned:
                -------------------------

                $12,827,686 as of November 30, 2004. The Reporting Person is a master trust which holds benefit plan assets. Pursuant to its asset allocation strategies, and pursuant to a recommendation by its independent professional, registered investment advisor, on November 1, 2004, the Reporting Person purchased a $12.75 million membership interest in the Issuer, a Delaware limited liability company that is a registered, non-diversified, closed-end management investment company under the Investment Company Act of 1940. Because the Issuer is a newly-formed fund, the Reporting Person's membership interest currently represents more than 10% of such fund. However, the Reporting Person currently expects that as other persons invest in the Issuer, the Reporting Person's interest will decrease below 10%.

         (b)    Percent of Class:
                ----------------

                30.93%

         (c) As of November 30, 2004, Mafco Holdings Inc. Master Trust had the sole power to vote or to direct the vote of $12,827,686 worth of membership interests and had the sole power to dispose or to direct the disposition of $12,827,686 worth of membership interests. As of such date, Mafco Holdings Inc. Master Trust had no shared power to vote or direct the vote or to dispose or to direct the disposition of membership interests.

Item 5.         Ownership of Five Percent or Less of a Class.
-------         --------------------------------------------

                N/A

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.
-------         ---------------------------------------------------------------

                N/A

Item 7.         Identification and Classification of the Subsidiary Which
-------         Acquired the Security Being Reported on By the Parent
                Holding Company.

                N/A

Item 8.         Identification and Classification of Members of the Group.
-------         ---------------------------------------------------------

                N/A

Item 9.         Notice of Dissolution of Group.
-------         ------------------------------

                N/A

Item 10.        Certifications.
--------        --------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2004


                                           By:    /s/ Paul Nickl
                                               ---------------------------------
                                               Name:  Paul Nickl
                                               Title: Member of the Investment
                                                      Committee of the Mafco
                                                      Holdings Inc. Master Trust